Exhibit 4.19

(Summary Translation)

Loan agreement with Chongqing Rural Commercial Bank, Wanzhou Branch
Date of the Agreement	July 23, 2015
Lender (Party A)	Chongqing Rural Commercial Bank, Wanzhou Branch
Borrower (Party B)	Xinjiang Daqo New Energy Co., Ltd.
Type of loan	Working capital
Use of loan	Purchase raw materials and other operating working capital
Amount	RMB 28.65 million
Term of loan	12 months, from July 27, 2015 to July 26, 2016
Interest rate	Benchmark rate, plus 20%
Penalty rate

In the event that Party B does not apply the loan according to the Agreement, the penalty rate shall be 100% over the interest rate

In the event of failure to repay the loan in accordance with the Agreement, the penalty rate shall be 50% over the interest rate

Interest period	One month
Repayment of interest	On the 20th of each month
Repayment of principal	Principal shall be repaid by the maturity date of the loan
Party A’s rights and obligations

(1) Party A has the right to be informed about Party B’s operations, financial conditions and inventory, supervise and inspect the use of the loan, and require Party B to provide financial statements and other documents and information;

(2) Party A has the right to deduct any amount due under the Agreement from the balance of the account Party B opens with Party A under the Agreement;

(3) Party A has the obligation to fund the loan in accordance with the Agreement;

(4) In the event that Party B fails to perform its obligations, Party A has the right to disclose to the public such default by Party B;

(5) Party A shall keep information regarding Party B’s liabilities, financial condition and operations confidential except for reasonable internal use by Party A, use for corporate credit purposes and other permissible uses under laws and regulations;

(6) Party A has the right to participate in Party B’s significant capital raising, asset disposal and merger, spinoff, capital restructuring, liquidation and dissolution and other activities to protect Party A’s interest.

Party B’s rights and obligations

(1) Party B has the right to use the loan proceeds in accordance with the Agreement;

(2) Party B shall use the loan in accordance with the Agreement, shall not misappropriate the loan and ensure compliance with law;

(3) Party B shall repay the principal and interest when due and payable;

(4) Party B shall promptly notify Party A in writing and implement repayment measures acceptable to Party A in the event that there shall be a change that affects the rights and liabilities under this Agreement, threatens Party B’s ordinary operations or materially and adversely affects Party B’s ability to perform the repayment obligations under the Agreement (including but not limited to suspension, termination, closure, bankruptcy, suspension or cancellation of manufacturing or sale permit or operating license, illegal activity by Party B, its legal representative or main responsible person, material safety accidents, material litigation, material difficulty of its operations or deterioration of its financial condition);

(5) In the event of any partial or complete loss of the ability of the guarantor under the Agreement to guarantee the loan (including but not limited to suspension, termination, cancellation, bankruptcy, involvement in litigation or arbitration, administrative penalty or operating loss) or in the event of any loss to security or pledges under the loan, Party B shall promptly notify Party A and provide other guarantee acceptable to Party A;

(6) Party B shall notify Party A in writing within 15 days following any change to the registration of certain matters, including but not limited to name, registered capital, legal representative, legal address and scope of operations;

(7) Party B shall bear any loss, risk or liability in the event that the proceeds of loan are seized or withheld by any competent authority after Party A credits Party B’s account;

(8) Throughout the term of the loan, without Party A’s prior consent, Party B shall not dispose of any material assets (other than to repay the loan to Party A) and shall not make any distributions to its shareholder.

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Party B’s covenants

(1) Compliance with law and regulation;

(2) Timely and periodic provision to Party A of financial statements and true, accurate, complete and effective information on accounts payable and receivable, inventory details and activities of capital collection account;

(3) Diligent and active cooperation with Party A’s supervision of loan funding, post-funding supervision and other relevant inspections;

(4) Prompt notice to Party A in the event of any material adverse effect on Party B’s repayment abilities and implementation of repayment measures acceptable to Party A;

(5) No evasion of entrusted payment by Party A;

(6) Party A has the right to demand prepayment in light of cash collection by Party B;

(7) In the event of any merger, spinoff, share equity change or transfer, change of operation method (such as contracting or lease), material asset transfer or disposal, share equity pledge, investment, guarantee, material increase of debt financing, new project and other material matters, Party B shall notify Party A in advance in writing, and shall not be engaged in these actions without performing obligations under the loan and providing guarantee or other risk management measures acceptable to Party A.

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